Exhibit 99.1

Caledonia Mining Corporation
(TSX: CAL, OTCQX: CALVF, AIM: CMCL),

Notification of Annual General Meeting

April 23, 2015: Caledonia Mining Corporation (the "Company") announces that the Notice of Annual General Meeting, the Proxy and Information Circular, Proxy Form and the Annual Report to Shareholders have been mailed to the registered shareholders of the Company.   All of these documents are also available on the Company's website at www.caledoniamining.com.

The Annual General Meeting will be held at the office of the Company's Solicitors (Borden Ladner Gervais LLP) 44th Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario, on Thursday, May 14, 2015 commencing at 10:00 a.m (Toronto local time).

For more information, please contact:

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	Numis John Prior/Paul Gillam/ James Black Tel: +44 20 7260 1000

Blytheweigh Tim Blythe/Halimah Hussain/George Yeomans Tel: +44 20 7138 3200	WH Ireland Adrian Hadden/James Bavister Tel: +44 20 7220 1751